UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
January 31, 2011
Commission File No. 001-32734
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

In connection with a Registration Statement on Form F-3 that the Company intends to file today, the Company is providing the following information and data:
Part I of this document presents excerpts from the previously published press release of Ternium S.A (the “Company”), dated November 3, 2010, “Ternium Announces Third Quarter and First Nine Months of 2010 Results” (the “Results Announcement”). Part I of this document does not update or otherwise supplement the information contained in the previously published Results Announcement.
Part II of this document presents excerpts from the previously published consolidated condensed interim financial statements of the Company as of, and for the nine months ended September 30, 2010, announced on November 3, 2010. Part II of this document does not update or otherwise supplement the information contained in such previously published interim financial statements.
Part III of this document presents recent developments relating to the Company.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Pablo Brizzio		By:	/s/ Daniel Novegil

	Name:	Pablo Brizzio		Name:	Daniel Novegil
	Title:	Chief Financial Officer		Title:	Chief Executive Officer
Dated: January 31, 2011

Part I
The financial and operational information contained in this document is based on Ternium S.A.’s consolidated financial statements for the nine month period ended September 30, 2010 and prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.
First Nine Months of 2010 Highlights

	9M 2010	9M 2009	Dif.
Shipments (tons)	5,948,000	4,706,000	26%
Net Sales (US$ million)	5,454.5	3,593.8	52%
Operating Income (US$ million)	920.3	80.3	1,046%
Net Foreign Exchange Result (US$ million)	100.2	10.9
Discontinued Operations Result (US$ million)	—	428.0
Net Income (US$ million)	676.6	572.3	18%
Equity Holders’ Net Income (US$ million)	544.6	558.1	(2%)
Earnings per ADS (US$)	2.72	2.78	(2%)
•	Earnings per ADS of US$2.72 in the first nine months of 2010, compared to US$2.78 in the first nine months of 2009. The first nine months of 2009 included a US$2.05 after-tax discontinued operations gain as a result of the transfer of the Sidor shares to Venezuela. The first nine months of 2010 result includes a US$0.28 after-tax non-cash foreign exchange gain per ADS on Ternium’s Mexican subsidiary’s US dollar denominated net debt, compared to a US$0.02 after-tax non-cash foreign exchange gain per ADS on Ternium’s Mexican subsidiary’s US dollar denominated net debt in first nine months of 2009.

•	Collection of US$767.4 million during the first nine months of 2010 in connection with the transfer of the Sidor shares to Venezuela.
Ternium’s operating income in the first nine months of 2010 was US$920.3 million, compared to US$80.3 million in the first nine months of 2009. The increase was mainly due to an additional 1.2 million tons in shipments and US$148 in revenue per ton, partially offset by a slightly higher operating cost per ton. Shipments and revenue per ton in the first nine months of 2009 were significantly impacted by the global economic downturn during the period.
Net income was US$676.6 million in the first nine months of 2010, US$104.3 million higher than net income in the first nine months of 2009. There were no discontinued operations results in the first nine months of 2010, whereas there was a US$428.0 million discontinued operations gain in the first nine months of 2009 related to the transfer of the Sidor shares to Venezuela. The year-over-year change in net income was also driven by the above mentioned US$839.9 million increase in operating income and a US$89.3 million increase in non-cash net foreign exchange results mainly related to Ternium’s Mexican subsidiary’s US dollar denominated net debt (which was offset by changes in Ternium’s net equity position) partially offset by a US$377.2 million change in income tax results.

Outlook
Ternium anticipates that steel demand in Latin America, driven by solid economic growth, will continue to recover. However, as a result of normal seasonal patterns, the company’s shipments in the coming quarters are expected to remain relatively stable compared to shipment levels in the third quarter 2010.
The company anticipates a decrease in operating margin in the fourth quarter 2010 compared to the third quarter 2010 as a result of lower prices and higher cost per ton. The increased raw material and purchased slabs prices during the second and third quarter 2010 are expected to continue being gradually reflected in Ternium’s cost of sales during the fourth quarter 2010.
Analysis of First Nine Months of 2010 Results Compared to First Nine Months of 2009
Net income attributable to the Company’s equity holders in the first nine months of 2010 was US$544.6 million, compared to US$558.1 million in the first nine months of 2009. Including minority interest, net income in the first nine months of 2010 was US$676.6 million, compared to US$572.3 million in the first nine months of 2009. Earnings per ADS were US$2.72 in the first nine months of 2010, compared to US$2.78 in the first nine months of 2009.
Net sales in the first nine months of 2010 were US$5.5 billion, 52% higher than net sales in the first nine months of 2009. Shipments of flat and long products were 5.9 million tons during the first nine months of 2010, up 26% compared to shipments in the first nine months of 2009, mainly due to an increase in demand in Ternium’s main steel markets. Revenue per ton shipped was US$893 in the first nine months of 2010, a 20% increase compared to the same period in 2009, mainly as a result of higher prices.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	9M	9M		9M	9M		9M	9M
	2010	2009	Dif.	2010	2009	Dif.	2010	2009	Dif.
South & Central America	2,087.9	1,170.2	78%	2,103.3	1,301.7	62%	993	899	10%
North America	2,605.1	1,755.5	48%	2,872.5	2,342.3	23%	907	749	21%
Europe & other	15.4	154.5		26.5	273.6		579	565

Total flat products	4,708.3	3,080.2	53%	5,002.4	3,917.5	28%	941	786	20%

South & Central America	115.8	37.4	210%	193.9	81.0	140%	597	461	29%
North America	470.0	387.4	21%	721.9	704.7	2%	651	550	18%
Europe & other	18.7	2.0		29.9	3.0		626	667

Total long products	604.5	426.8	42%	945.7	788.6	20%	639	541	18%

Total flat and long products	5,312.8	3,507.0	51%	5,948.1	4,706.2	26%	893	745	20%

Other products (1)	141.6	86.8	63%

Total Net Sales	5,454.5	3,593.8	52%

(1)	Primarily includes iron ore, pig iron and pre-engineered metal buildings.
Sales of flat products during the first nine months of 2010 totaled US$4.7 billion, a 53% increase compared to the first nine months of 2009. Net sales increased as a result of higher shipments and revenue per ton. Shipments of flat products totaled 5.0 million tons in the first nine months of 2010, an increase of 28% compared to the same period in 2009 mainly due to an increase in demand in Ternium’s main steel markets. Revenue per ton shipped increased 20% to US$941 in the first nine months of 2010 compared with the same period in 2009, mainly due to higher steel prices in Ternium’s main steel markets.
Sales of long products were US$604.5 million in the first nine months of 2010, an increase of 42% compared to the same period in 2009, mainly due to higher volumes and prices. Shipments of long products totaled 946,000 tons in the first nine months of 2010, a 20% increase versus the first nine months of 2009, mainly due to higher shipments of billets. Revenue per ton shipped was US$639 in the first nine months of 2010, an 18% increase compared to the first nine months of 2009, mainly due to higher steel prices in Ternium’s main steel markets.
Sales of other products totaled US$141.6 million during the first nine months of 2010, compared to US$86.8 million during the first nine months of 2009. The increase was mainly driven by higher iron ore shipments and prices.
Sales of flat and long products in the North America Region were US$3.1 billion in the first nine months of 2010, an increase of 44% versus the same period in 2009 due to higher shipments and prices. Shipments in the region totaled 3.6 million tons during the first nine months of 2010, or 18% higher than in the same period in 2009, as a result of higher demand in Mexico. Revenue per ton shipped in the region increased 22% to US$856 in the first nine months of 2010 over the same period in 2009, mainly due to higher prices.
Flat and long product sales in the South & Central America Region were US$2.2 billion during the first nine months of 2010, an increase of 83% versus the same period in 2009, due to higher shipments and prices. Shipments in the region totaled 2.3 million tons during the first nine months of 2010, or 66% higher than in the first nine months of 2009, due to the higher overall steel demand in the region. Revenue per ton shipped was US$959 in the first nine months of 2010, an increase of 10% compared to the same period in 2009, mainly due to higher prices.
Cost of sales was US$4.0 billion in the first nine months of 2010 compared to US$3.1 billion in the first nine months of 2009. Cost of sales increased mainly as a result of higher shipments, and higher cost per ton. Cost per ton in the first nine months of 2010 increased compared to the first nine months of 2009 mainly due to higher raw material, labor and maintenance costs.
Selling, General and Administrative (SG&A) expenses in the first nine months of 2010 were US$482.6 million, or 9% of net sales, compared with US$393.7 million, or 11% of net sales, in the first nine months of 2009. The US$88.9 million increase in SG&A was mainly due to higher freight expenses and taxes related to higher shipment levels and labor costs, partially offset by lower personnel reduction charges.
Operating income in the first nine months of 2010 was US$920.3 million, or 17% of net sales, compared to an operating income of US$80.3 million, or 2% of net sales, in the first nine months of 2009.
Net financial results were a US$111.2 million gain in the first nine months of 2010, compared with a $39.9 million gain in the first nine months of 2009. During the first nine months of 2010, Ternium’s net interest expenses totaled US$37.0 million, compared to a net interest expense of US$69.3 million in the first nine months of 2009, mainly as a result of lower indebtedness and cost of debt.
Net foreign exchange result was a gain of US$100.2 million in the first nine months of 2010 compared to a gain of US$10.9 million in the same period in 2009. The gain in the first nine months of 2010 was primarily due to the impact of the Mexican Peso’s 4.41% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.
Interest income on the Sidor financial asset was US$56.7 million in the first nine months of 2010, compared to US$95.4 million in the first nine months of 2009. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.
Income tax expense for the first nine months of 2010 was US$354.0 million or 34% of income before income tax and minority interest, compared with an income tax benefit of US$23.2 million in the first nine months of 2009. The first nine months of 2009 result included a non-recurring gain of US$35.4 million due to a favorable resolution on a tax-related dispute in Mexico.
There were no results of discontinued operations in the first nine months of 2010, while the first nine months of 2009 included a US$428.0 million gain in connection with the transfer of Sidor shares on May 7, 2009.
Income attributable to minority interest in the first nine months of 2010 was US$132.1 million, compared to income attributable to minority interest of US$14.2 million in the first nine months of 2009, mainly due to a higher result attributable to minority interest in Siderar and Ternium Mexico.
Cash Flow and Liquidity
Net cash provided by operating activities in the first nine months of 2010 was US$581.4 million, compared to US$1.1 billion in the first nine months of 2009. While operating results were US$840.0 million higher in the first nine months of 2010 compared to the first nine months of 2009, there was a US$485.0 million increase in working capital in the first nine months of 2010 compared with a US$847.4 million decrease in working capital during the first nine months of 2009. The increase in working capital in the first nine months of 2010 included an increase of US$576.7 million in inventory, reflecting higher inventory volume as a result of higher operating rates, and higher costs of finished goods, goods in process and raw materials. The decrease in working capital in the first nine months of 2009 included a US$660.5 million inventory reduction, reflecting a decrease in inventory volume as Ternium implemented a de-stocking process in response to lower demand for steel products, and lower costs of finished goods, goods in process and raw materials.
Capital expenditures in the first nine months of 2010 were US$220.0 million, compared to US$145.8 million in the first nine months of 2009. During the first nine months of 2010 Ternium carried out, among other projects, the relining of a blast furnace, the expansion of the hot strip mill and enhancements in the coking facilities in Argentina, and the upgrading of a cold strip mill and the development of Ternium’s mining activities in Mexico.
Proceeds from the transfer of shares of Sidor to Venezuela totaled US$767.4 million in the 2010 period. Ternium acquired Ferrasa on August 25, 2010 through a capital contribution in the amount of US$75 million. Ternium’s net repayment of borrowings in the first nine months of 2010 was US$537.0 million, mostly related to the scheduled repayments of Ternium Mexico’s outstanding debt, while dividends paid in cash to shareholders and minority shareholders totaled US$138.5 million in the same period. As of September 30, 2010, Ternium’s net cash position was US$0.65 billion, including Ferrasa’s net debt of US$128.6 million.

Forward Looking Statements
Some of the statements contained in this document are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.
Consolidated income statement

US$ million	9M 2010	9M 2009	Dif.
Net sales	5,454.5	3,593.8	1,860.7
Cost of sales	(4,060.8)	(3,098.6)	(962.2)

Gross profit	1,393.7	495.2	898.5
Selling, general and administrative expenses	(482.6)	(393.7)	(88.9)
Other operating income (expenses), net	9.2	(21.1)	30.3

Operating income	920.3	80.3	839.9

Interest expense	(55.2)	(85.4)	30.2
Interest income	18.2	16.1	2.1
Interest income — Sidor financial asset	56.7	95.4	(38.7)
Other financial income (expenses), net	91.6	13.8	77.8

Equity in earnings (losses) of associated companies	(0.8)	0.9	(1.7)

Income before income tax expense	1,030.7	121.2	909.5
Income tax (expense) benefit	(354.0)	23.2	(377.2)
Discontinued operations	—	428.0	(428.0)
Net income for the period	676.6	572.3	104.3

Attributable to:
Equity holders of the Company	544.6	558.1	(13.5)
Non-controlling interests	132.1	14.2	117.8

	676.6	572.3	104.3

Consolidated balance sheet

	September 30,	December 31,
US$ million	2010	2009
Property, plant and equipment, net	4,214.2	4,040.4
Intangible assets, net	1,127.0	1,085.4
Investment in associated companies	5.7	6.6
Other investments, net	35.4	16.4
Deferred tax assets	8.9	—
Receivables, net	70.1	101.3

Total non-current assets	5,461.3	5,250.1
Receivables	113.4	136.3
Derivative financial instruments	0.0	1.6
Inventories, net	2,026.2	1,350.6
Trade receivables, net	715.2	437.8
Sidor financial asset	253.7	964.4
Other investments	284.9	46.8
Cash and cash equivalents	2,227.0	2,095.8

Total current assets	5,620.4	5,033.3
Non-current assets classified as held for sale	10.1	9.2
Total assets	11,091.8	10,292.7
Shareholders’ equity	5,784.3	5,296.3
Non-controlling interests	1,108.0	964.9
Non-controlling interests & shareholders’ equity	6,892.3	6,261.2
Provisions	15.8	18.9
Deferred income tax	844.2	857.3
Other liabilities	208.4	176.6
Trade payables	1.1	—
Derivative financial instruments	21.5	32.6
Borrowings	1,420.6	1,787.2

Total non-current liabilities	2,511.7	2,872.7
Current tax liabilities	375.1	103.2
Other liabilities	132.8	57.0
Trade payables	634.3	413.0
Derivative financial instruments	35.8	46.1
Borrowings	509.7	539.5

Total current liabilities	1,687.7	1,158.8

Total liabilities	4,199.5	4,031.4
Total liabilities, non-controlling interests & shareholders’ equity	11,091.8	10,292.7

Consolidated cash flow statement

US$ million	9M 2010	9M 2009	Dif.
Net income from continuing operations	676.6	144.3	532.3
Adjustments for:
Depreciation and amortization	280.0	285.3	(5.3)
Equity in (earnings) losses of associated companies	0.8	(0.9)	1.7
Changes in provisions	4.2	2.6	1.6
Net foreign exchange results and others	(61.4)	(3.3)	(58.2)
Interest accruals less payments	(8.4)	2.6	(11.0)
Interest income — Sidor financial asset	(56.7)	(95.4)	38.7
Income tax accruals less payments	231.2	(120.5)	351.7
Impairment charge	—	27.0	(27.0)
Changes in working capital	(485.0)	847.4	(1,332.4)

Net cash provided by operating activities	581.4	1,089.2	(507.8)

Capital expenditures	(220.0)	(145.8)	(74.2)
Proceeds from sale of property, plant & equipment	1.2	2.3	(1.1)
Acquisition of business
Purchase consideration	(75.0)	(0.2)	(74.8)
Cash acquired	6.6	—	6.6
(Increase) Decrease in Other Investments	(255.3)	20.5	(275.8)
Proceeds from Sidor financial asset	767.4	666.5	100.8

Net cash (used in) provided by investing activities	224.9	543.4	(318.4)

Dividends paid in cash and other distributions to company’s equity shareholders	(100.2)	—	(100.2)
Dividends paid in cash and other distributions to non-controlling interests	(38.3)	—	(38.3)
Proceeds from borrowings	18.5	205.9	(187.4)
Repayment of borrowings	(555.5)	(1,017.4)	461.9

Net cash used in financing activities	(675.6)	(811.5)	136.0

(Decrease) Increase in cash and cash equivalents	130.8	821.0	(690.3)

	Shipments
Thousand tons	9M 2010	9M 2009
South & Central America	2,103.3	1,301.7
North America	2,872.5	2,342.3
Europe & other	26.5	273.6

Total flat products	5,002.4	3,917.5
South & Central America	193.9	81.0
North America	721.9	704.7
Europe & other	29.9	3.0

Total long products	945.7	788.6
Total flat and long products	5,948.1	4,706.2

	Revenue/ton
US$/ton	9M 2010	9M 2009
South & Central America	993	899
North America	907	749
Europe & other	579	565

Total flat products	941	786
South & Central America	597	461
North America	651	550
Europe & other	626	667

Total long products	639	541
Total flat and long products	893	745

	Net sales
US$ million	9M 2010	9M 2009
South & Central America	2,087.9	1,170.2
North America	2,605.1	1,755.5
Europe & other	15.4	154.5

Total flat products	4,708.3	3,080.2
South & Central America	115.8	37.4
North America	470.0	387.4
Europe & other	18.7	2.0

Total long products	604.5	426.8

Total flat and long products	5,312.8	3,507.0
Other products (1)	141.6	86.8

Total net sales	5,454.5	3,593.8

Part II
TERNIUM S.A.
CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
AND FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2010 AND 2009
46a, Avenue John F. Kennedy, 2nd floor
L — 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Nine-month period
		ended September 30,
	Notes	2010	2009
		(Unaudited)
Continuing operations
Net sales	3	5,454,473	3,593,783
Cost of sales	3 & 4	(4,060,783)	(3,098,633)

Gross profit	3	1,393,690	495,150

Selling, general and administrative expenses	3 & 5	(482,623)	(393,727)
Other operating income (expenses), net	3	9,186	(21,119)

Operating income	3	920,253	80,304

Interest expense		(55,249)	(85,425)
Interest income		18,177	16,121
Interest income — Sidor financial asset	11	56,685	95,385
Other financial income (expenses), net	6	91,617	13,836

Equity in earnings (losses) of associated companies		(813)	928

Income before income tax expense		1,030,670	121,149

Income tax (expense) benefit		(354,049)	23,153

Income from continuing operations		676,621	144,302

Discontinued operations
Gain from the disposal of Sidor	11	—	428,023

Profit for the period		676,621	572,325

Attributable to:
Equity holders of the Company		544,569	558,116
Non-controlling interests		132,052	14,209

		676,621	572,325

Weighted average number of shares outstanding		2,004,743,442	2,004,743,442

		Nine-month period
		ended September 30,
	Notes	2010	2009
		(Unaudited)
Basic and diluted earnings per share (expressed in USD per share) for profit:
- From continuing operations attributable to the equity holders		0.27	0.07
- From discontinued operations attributable to the equity holders		—	0.21
- For the period attributable to the equity holders		0.27	0.28
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Nine-month period
	ended September 30,
	2010	2009
	(Unaudited)
Profit for the period	676,621	572,325

Other comprehensive income:

Currency translation adjustment	25,152	(164,507)
Changes in the fair value of derivatives classified as cash flow hedges	7,215	29,648
Income tax relating to cash flow hedges	(2,164)	(8,302)

Other comprehensive income (loss) for the period, net of tax	30,203	(143,161)

Total comprehensive income for the period	706,824	429,164

Attributable to:
Equity holders of the Company	588,194	476,082
Non-controlling interests	118,630	(46,918)

	706,824	429,164

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION

	Notes	September 30, 2010		December 31, 2009
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	4,214,239		4,040,415
Intangible assets, net	8	1,126,961		1,085,412
Investments in associated companies		5,712		6,577
Other investments, net		35,379		16,414
Deferred tax assets		8,897		—
Receivables, net		70,097	5,461,285	101,317	5,250,135

Current assets
Receivables		113,393		136,300
Derivative financial instruments		42		1,588
Inventories, net		2,026,181		1,350,568
Trade receivables, net		715,175		437,835
Sidor financial asset	11	253,662		964,359
Other investments		284,908		46,844
Cash and cash equivalents		2,227,001	5,620,362	2,095,798	5,033,292

Non-current assets classified as held for sale			10,146		9,246

			5,630,508		5,042,538

Total assets			11,091,793		10,292,673

EQUITY
Capital and reserves attributable to the company’s equity holders			5,784,299		5,296,342

Non-controlling interests			1,108,031		964,897

Total equity			6,892,330		6,261,239

LIABILITIES
Non-current liabilities
Provisions		15,790		18,913
Deferred income tax		844,244		857,297
Other liabilities		208,431		176,626
Derivative financial instruments		21,533		32,627

	Notes	September 30, 2010		December 31, 2009
		(Unaudited)
Trade payables		1,132		—
Borrowings		1,420,618	2,511,748	1,787,204	2,872,667

Current liabilities
Current tax liabilities		375,114		103,171
Other liabilities		132,824		57,021
Trade payables		634,263		412,967
Derivative financial instruments		35,840		46,083
Borrowings		509,674	1,687,715	539,525	1,158,767

Total liabilities			4,199,463		4,031,434

Total equity and liabilities			11,091,793		10,292,673

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency			Non-
	Capital stock	offering	and other	issue discount	translation	Retained		controlling	Total
	(2)	expenses	reserves	(3)	adjustment	earnings	Total	interests	Equity
Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the period						544,569	544,569	132,052	676,621
Other comprehensive income for the period
Currency translation adjustment					39,144		39,144	(13,992)	25,152
Cash flow hedges, net of tax			4,481				4,481	570	5,051

Total comprehensive income for the period			4,481		39,144	544,569	588,194	118,630	706,824
Dividends paid in cash and other distributions (See Note 9)			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(38,304)	(38,304)
Acquisition of business (See Note 12)								62,808	62,808

Balance at September 30, 2010 (unaudited)	2,004,743	(23,295)	1,630,460	(2,324,866)	(531,700)	5,028,957	5,784,299	1,108,031	6,892,330

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency			Non-
	Capital stock	offering	and other	issue discount	translation	Retained		controlling	Total
	(2)	expenses	reserves	(3)	adjustment	earnings	Total	interests	Equity
Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Profit for the period						558,116	558,116	14,209	572,325
Other comprehensive income (loss) for the period
Currency translation adjustment					(100,971)		(100,971)	(63,536)	(164,507)
Cash flow hedges, net of tax			18,937				18,937	2,409	21,346

Total comprehensive income (loss) for the period			18,937		(100,971)	558,116	476,082	(46,918)	429,164
Acquisition of non-controlling interest (4)			182				182	(378)	(196)

Balance at September 30, 2009 (unaudited)	2,004,743	(23,295)	1,721,404	(2,324,866)	(629,456)	4,325,104	5,073,634	916,798	5,990,432

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2009, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)	On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Nine-month period
		ended September, 30
	Notes	2010	2009
		(Unaudited)
Cash flows from operating activities
Income from continuing operations		676,621	144,302
Adjustments for:
Depreciation and amortization	7 & 8	280,020	285,291
Income tax accruals less payments		231,157	(120,499)
Equity in losses (earnings) of associated companies		813	(928)
Interest accruals less payments		(8,386)	2,593
Impairment charge	10 (ii)	—	27,022
Changes in provisions		4,221	2,631
Changes in working capital		(484,961)	847,430
Interest income — Sidor financial asset	11	(56,685)	(95,385)
Net foreign exchange results and others		(61,405)	(3,254)

Net cash provided by operating activities		581,395	1,089,203

Cash flows from investing activities
Capital expenditures	7 & 8	(219,983)	(145,764)
Proceeds from the sale of property, plant and equipment		1,213	2,284
(Increase) decrease in other investments		(255,280)	20,487
Acquisition of business
Purchase consideration		(75,000)	(196)
Cash acquired		6,593	—
Proceeds from Sidor financial asset	11	767,382	666,543

Net cash provided by investing activities		224,925	543,354

Cash flows from financing activities
Dividends paid in cash and other distributions		(100,237)	—
Dividends paid in cash and other distributions by subsidiary companies		(38,304)	—
Proceeds from borrowings		18,486	205,887
Repayments of borrowings		(555,496)	(1,017,427)

Net cash used in financing activities		(675,551)	(811,540)

Increase in cash and cash equivalents		130,769	821,017

Movement in cash and cash equivalents
At January 1,		2,095,798	1,065,552
Effect of exchange rate changes		434	(2,202)
Increase in cash and cash equivalents		130,769	821,017

Cash and cash equivalents at September 30,		2,227,001	1,884,367

The Company did not have restricted cash in any of the periods presented in these financial statements.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2009.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements
INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
1 General information and basis of presentation
2 Accounting policies
3 Segment information
4 Cost of sales
5 Selling, general and administrative expenses
6 Other financial income (expenses), net
7 Property, plant and equipment, net
8 Intangible assets, net
9 Distribution of dividends
10 Contingencies, commitments and restrictions on the distribution of profits
11 Nationalization of Sidor
12 Acquisition of business
13 Related party transactions
14 Recently issued accounting pronouncements
15 Subsequent events — Agreement to establish a joint venture in Mexico

1 General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). As from February 1, 2006, the Company’s shares are listed in the New York Stock Exchange.
The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2009.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.
The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.
Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains that are included in the consolidated condensed interim income statement under “Other financial income (expenses), net”.
These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on November 3, 2010.
2 Accounting policies
These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2009, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and adopted by the European Union.
Recently issued accounting pronouncements were applied by the Company as from their respective dates.
These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2009, except for the application of the following accounting pronouncements, which became effective on January 1, 2010:
IFRS 3 (revised January 2008), “Business Combinations”
The revised standard continues to apply the acquisition method to business combinations, with some significant changes. Those changes refer principally to the following:

•	Partial acquisitions: Non-controlling interests are measured either as their proportionate interest in the net identifiable assets (which is the original IFRS 3 requirement) or at fair value (which is the new requirement).

•	Step acquisitions: The requirement to measure at fair value every asset and liability at each step for the purposes of calculating a portion of goodwill has been removed. Instead, goodwill is measured as the difference at acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired.

•	Acquisition-related costs: Acquisition-related costs are generally recognised as expenses (rather than included in goodwill).

•	Contingent consideration: Contingent consideration must be recognised and measured at fair value at the acquisition date. Subsequent changes in fair value are recognised in accordance with other IFRSs, usually in profit or loss (rather than by adjusting goodwill).
3 Segment information
Reportable operating segments
For management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Nine-month period ended September 30, 2010

Net sales	4,708,323	604,524	141,626	5,454,473
Cost of sales	(3,534,276)	(450,649)	(75,858)	(4,060,783)

Gross profit	1,174,047	153,875	65,768	1,393,690

Selling, general and administrative expenses	(424,257)	(44,890)	(13,476)	(482,623)
Other operating income, net	8,108	869	209	9,186

Operating income	757,898	109,854	52,501	920,253

Depreciation — PP&E	209,649	14,521	4,668	228,838

Nine-month period ended September 30, 2009

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Net sales	3,080,203	426,812	86,768	3,593,783
Cost of sales	(2,757,134)	(285,200)	(56,299)	(3,098,633)

Gross profit	323,069	141,612	30,469	495,150

Selling, general and administrative expenses	(353,392)	(31,334)	(9,001)	(393,727)
Other operating (expenses) income, net (*)	(21,156)	55	(18)	(21,119)

Operating (loss) income	(51,479)	110,333	21,450	80,304

Depreciation — PP&E	211,817	13,811	4,938	230,566

(*)	Flat steel products segment includes an impairment charge of intangible assets of USD 27.0 million (see Note 10 (ii)).
Geographical information
Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States, Canada and Mexico. The South and Central American area comprises principally Argentina, Colombia, Chile, Paraguay, Ecuador, Guatemala, Costa Rica and Brazil.

	South and
	Central	North	Europe
	America	America	and others	Total
	(Unaudited)
Nine-month period ended September 30, 2010
Net sales	2,209,330	3,149,242	95,901	5,454,473

Depreciation — PP&E	83,656	145,169	13	228,838

Nine-month period ended September 30, 2009
Net sales	1,213,939	2,208,154	171,690	3,593,783

Depreciation — PP&E	84,546	146,004	16	230,566

4 Cost of sales

	Nine-month period
	ended September 30,
	2010	2009
	(Unaudited)
Inventories at the beginning of the year	1,350,568	1,826,547
Acquisition of business	76,771	—
Translation differences	22,125	(73,210)
Plus: Charges for the period
Raw materials and consumables used and other movements	3,623,516	1,566,923
Services and fees	130,054	90,271
Labor cost	370,975	271,322
Depreciation of property, plant and equipment	215,836	227,075
Amortization of intangible assets	13,619	11,349
Maintenance expenses	252,410	160,883
Office expenses	4,748	3,731
Freight and transportation	27,279	25,992
Insurance	5,750	7,003
Charges (recovery) of provision for obsolescence	5,032	(48,793)
Valuation allowance	—	127,553
Recovery from sales of scrap and by-products	(32,437)	(19,942)
Others	20,718	14,948

Less: Inventories at the end of the period	(2,026,181)	(1,093,019)

Cost of sales	4,060,783	3,098,633

5 Selling, general and administrative expenses

	Nine-month period
	ended September 30,
	2010	2009
	(Unaudited)
Services and fees	42,897	35,030
Labor cost	115,057	107,602
Depreciation of property plant and equipment	13,002	3,491
Amortization of intangible assets	37,563	43,376
Maintenance expenses	6,494	4,792
Taxes	65,351	48,067
Office expenses	22,641	17,595
Freight and transportation	166,340	121,048
Decrease of allowances for doubtful accounts	(841)	(1,416)
Others	14,119	14,142

Selling, general and administrative expenses	482,623	393,727

6 Other financial income (expenses), net

	Nine-month period
	Ended September 30,
	2010	2009
	(Unaudited)
Net foreign exchange gains	100,220	10,889
Change in fair value of derivative instruments	(729)	11,593
Debt issue costs	(3,407)	(3,988)
Others	(4,467)	(4,658)

Other financial income, net	91,617	13,836

7 Property, plant and equipment, net

	Nine-month period
	ended September 30,
	2010	2009
	(Unaudited)
At the beginning of the year	4,040,415	4,212,313

Acquisition of business	140,118	—
Currency translation differences	67,514	(137,067)
Additions	202,744	132,251
Disposals	(3,800)	(3,072)
Depreciation charge	(228,838)	(230,566)
Transfers and other movements	(3,914)	(6,855)

At the end of the period	4,214,239	3,967,004

8 Intangible assets, net

	Nine-month period
	ended September 30,
	2010	2009
	(Unaudited)
At the beginning of the year	1,085,412	1,136,367
Acquisition of business	25,473	—
Currency translation differences	46,105	148
Additions	17,239	13,513
Amortization charge	(51,182)	(54,725)
Transfers and other movements	3,914	(4,677)
Impairment charge (*)	—	(27,022)

At the end of the period	1,126,961	1,063,604

(*)	This charge represents the full impairment over the steel supply contract mentioned in Note 10 (ii).
9 Distribution of dividends
During the annual general shareholders’ meeting held on June 2, 2010, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2009 and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 10, 2010.
10 Contingencies, commitments and restrictions on the distribution of profits
This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2009. Significant changes or events since the date of issue of such financial statements are as follows:
(i) Siderar
(a) Expansion project
Within the investment plan to increase its production capacity, Siderar has entered into several commitments to acquire new production equipment for a total consideration of USD 130.3 million.
Furthermore, related to operating activities and to the investment plan, Siderar entered into an agreement with Air Liquide Argentina S.A. (“Alasa”) for the supply of oxygen, nitrogen and argon for a contracted amount of USD 173.7 million which is due to terminate in 2025.
Given the severe international financial crisis initiated in 2008, its impact on the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan. Consequently, Siderar agreed with some suppliers to cancel or postpone some purchase orders.
Regarding the agreement entered with Alasa and after several negotiations, a provisory suspension of services and supplies from both parties related to the construction of the new gas facility was agreed until December 31, 2010. If a new postponement is not agreed, or a definitive agreement is not reached, Alasa would be entitled to claim Siderar fulfillment of the commitments starting January 1, 2011.

(b) Raw material contracts
Siderar has assumed fixed commitments for the purchase of raw materials for the next three years for a total consideration USD 649.8 million, which include purchases of certain raw materials at prices that are USD 32.4 million higher than market prices at the end of the period. The Company records the actual cost incurred for the purchase of such raw materials and does not recognize any anticipated losses, as sales prices of finished goods are expected to exceed production cost.
(ii) Steel supply contracts
Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Dongkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the offtakers could be required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year.
In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).
On April 7, 2009, Ternium Procurement S.A., together with the other offtakers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the offtakers and Ternium Mexico (as guarantor of Ternium Procurement’s obligations) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated would exceed the USD150 million (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the offtakers understand would have under the off-take framework agreement (a limitation that Corus disputes). In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged offtakers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the offtakers and adding to its claims the payment of punitive or exemplary damages. The arbitration proceeding has not yet concluded. At the date of issue of these financial statements it is impossible to foresee the final outcome of this arbitration proceeding.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2009, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December
31, 2009
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at December 31, 2009	1,535,379

Total shareholders’ equity under Luxembourg GAAP	5,356,393

11 Nationalization of Sidor
On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela. The Decree also stated that, in the event the parties failed to reach agreement by the expiration of the 60-day period, the Venezuelan Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation of, and the Executive Branch would order the expropriation of, the shares of the relevant companies in accordance with the Venezuelan Expropriation Law.
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.

On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million is being paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche will be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.
At September 30, 2010, the carrying amount of the Sidor financial asset (following the receipt of USD 1,721.0 million cash payments) amounted to USD 253.7 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG. The Company estimated the 14.36% annual discount rate on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG. However, as the Venezuelan sovereign debt with similar maturities was governed by New York law while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable.
In the three-month period ended June 30, 2009, the Company recorded a net gain, in accounting terms, of USD 428.0 million in connection with this transaction which was disclosed within “Income from discontinued operations” in the Income Statement. This result represents the difference between (i) the fair value, in accounting terms, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009.
In the nine-month period ended September 30, 2010, the Company recorded a gain in the amount of USD 56.7 million included in “Interest income — Sidor financial asset” in the Income Statement, representing the accretion income over the receivable held against CVG. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.
12 Acquisition of business
On August 25, 2010, Ternium S.A. completed the acquisition of a 54% ownership interest in Ferrasa S.A.S., a company organized under the laws of Colombia (“Ferrasa”) through a capital contribution in the amount of USD 74.5 million. Ferrasa has a 100% ownership interest in Sidecaldas S.A.S. (“Sidecaldas”), Figuraciones S.A.S. (“Figuraciones”) and Perfilamos del Cauca S.A.S. (“Perfilamos”), all of which are also Colombian companies. Ternium has also completed the acquisition of a 54% ownership interest in Ferrasa Panamá S.A. (“Ferrasa Panamá”) for USD 0.5 million. On the mentioned date the Company obtained control over the assets and liabilities of the acquired companies.
Ferrasa is a long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.
The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium has an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.

Ferrasa and Ferrasa Panamá contributed revenues of USD 33.1 million and a net loss of USD 0.7 million (net of USD 0.6 million of non-controlling interests) in the period from August 25, 2010 to September 30, 2010. The fair value and book value of assets and liabilities arising from the transaction are as follows:

	Fair value	Book value
Property, plant and equipment	140,118	140,413
Previously recognized goodwill	—	37,377
Trademarks	4,407	—
Customer relationships	15,403	—
Other contractual rights	4,064	—
Other intangible assets	42	42
Inventories	76,771	76,241
Cash and cash equivalents	6,593	6,593
Deferred Tax Assets	7,832	1,180
Borrowings	(134,120)	(134,120)
Other assets and liabilities, net	15,141	15,141
Non-controlling interest in subsidiaries	(236)	(236)

Net	136,015	142,631
Non-controlling interest	(62,572)
Goodwill	1,557

Total Purchase Consideration	75,000
Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities totaled USD 1.6 million. Goodwill derives mainly from the fair value of the going concern element of the acquiree.
The Company has chosen to recognize the non-controlling interest at its proportionate share in net identifiable assets acquired.
Acquisition related costs are included in the income statement.
13 Related party transactions
The Company is controlled by San Faustín N.V.. As of September 30, 2010, San Faustin N.V. beneficially owned 60.64% and Tenaris, which is also controlled by San Faustin, held 11.46%, of our outstanding voting stock. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A..

The following transactions were carried out with related parties:

	Nine-month period
	ended September, 30
	2010	2009
	(Unaudited)
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	138,302	23,070
Sales of services and others to associated parties	51	57
Sales of services and others to other related parties	1,395	391

	139,748	23,518

(b) Purchases of goods and services
Purchases of goods from other related parties	34,463	23,976
Purchases of services and others from associated parties	26,049	23,242
Purchases of services and others from other related parties	89,854	68,655

	150,366	115,873

(c) Financial results
Income with associated parties	55	558
Income with other related parties	—	118
Expenses with other related parties	—	(27)

	55	649

	September 30,	December 31,
	2010	2009
	(Unaudited)
(ii) Period-end balances

(a) Arising from sales/purchases of goods/services
Receivables from associated parties	377	329
Receivables from other related parties	23,598	13,128
Advances to suppliers with other related parties	1,792	15,687
Payables to associated parties	(3,281)	(1,775)
Payables to other related parties	(36,922)	(16,541)

	(14,436)	10,828

(b) Other investments — non current
Time deposits	17,881	16,161

	17,881	16,161

14 Recently issued accounting pronouncements
(i) Improvements to International Financial Reporting Standards
In May 2010, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
The effective date of each amendment is included in the IFRS affected.
The Company’s management estimates that the application of these improvements will not have a material effect on the Company’s financial condition or results of operations.
(ii) Amendments to IFRS 7, “Financial Instruments: Disclosures”
In October 2010, the IASB amended International Financial Reporting Standard 7 “Financial Instruments- Disclosures”. The amendment requires disclosures to help users of financial statements evaluate the risk exposures relating to transfers of financial assets that are not derecognised and the effect of those risks on an entity’s financial position.
Entities shall apply these amendments for annual periods beginning on or after 1 July 2011. Earlier application is permitted.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
15 Subsequent events — Agreement to establish a joint venture in Mexico
On October 4, 2010, Ternium S.A. and Nippon Steel Corporation signed a definitive agreement to form a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The joint venture will operate under the name of Tenigal SRL de CV (“Tenigal”). Ternium and Nippon Steel will hold 51% and 49% participations in Tenigal, respectively.
Tenigal plans to build a hot-dip galvanizing plant in the vicinity of Monterrey City with a production capacity of 400,000 tons per year. Construction of the facility would require a total investment of approximately USD 350 million. The plant is expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013.
Pablo Brizzio
Chief Financial Officer

Part III
RECENT DEVELOPMENTS
Ferrasa acquisition
On August 25, 2010, Ternium completed its previously announced acquisition of a 54% ownership interest in Colombia-based Ferrasa S.A.S. through a capital contribution in the amount of US$ 74.5 million. Following the application of part of the proceeds of this capital contribution to repay financial debt, Ferrasa had consolidated financial debt of approximately US$ 131 million.
Ferrasa has a 100% ownership interest in Siderúrgica de Caldas S.A.S Figuraciones S.A.S. and Perfilamos del Cauca S.A.S. These companies have combined annual sales of approximately 300,000 tons, including a long steel making and rolling facility with annual production capacity of approximately 140,000 tons.
Ternium also completed the acquisition of a 54% ownership interest in Ferrasa Panamá S.A. for US$ 0.5 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama.
Through these investments Ternium is expanding its business and commercial presence in Colombia, a country that has been experiencing significant growth, as well as in Central America.
Joint Venture in Mexico
On October 4, 2010, Ternium and Nippon Steel Corporation signed a definitive agreement to form a joint venture in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The joint venture company was established in November 2010 and operates under the name of Tenigal, S.R.L. de C.V. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively.
Tenigal plans to build a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the-art equipment now in operation at Nippon Steel’s steelworks in Japan) with a production capacity of 400,000 metric tons per year. Ternium expects that construction of the facility would require a total investment of approximately US$350 million. The plant is currently expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers.
In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. Ternium expects that construction of these lines would require a total investment of approximately USD700 million.
Corporate Reorganization
The Company was established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.
On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value of the Company’s assets.
Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.
Rescheduling of Sidor compensation balance
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor C.A. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. Subsequently, Decree Law 6058 of the President of Venezuela, dated April 30, 2008, ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. On July 12, 2008, Venezuela, acting through Corporación Venezolana de Guayana (“CVG”), assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and Ternium regarding the terms of the compensation continued over several months, and Ternium retained formal title over the Sidor shares during that period.
On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to CVG. Ternium agreed to receive an aggregate amount of US$ 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid US$ 400 million in cash at closing. The balance was divided in two tranches: the first tranche of US$ 945 million was required to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche was due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, Ternium reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that Ternium may not claim an amount exceeding the outstanding balance due from CVG.
CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela, except for the final payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG on the rescheduling of the unpaid balance, which amounted to US$ 257.4 million. As provided in the refinancing agreement, CVG paid US$ 7 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, with the first such installment being due on February 15, 2011. As security for the payment of the outstanding balance, Ternium received, duly endorsed in its favor, certain third-party promissory notes issued to PDVSA Petróleo S.A. In addition, Ternium continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law in the event of non-payment of the amounts still owing to it.
The payments so rescheduled bear interest at market rates and, accordingly, the Company expects that the accounting value of the receivable will not differ significantly from the present value of the expected cash flows thereunder.

Corus arbitration award
Grupo Imsa S.A. de C.V. (now Ternium Mexico S.A. de C.V.), together with Grupo Marcegaglia, Duferco International and Dongkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers were required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teesside facility in the North East of England, and Grupo Imsa’s share was 15.38% , or approximately 0.5 million tons per year, of the total production.
In addition, the off-takers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).
On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligations) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated would exceed the US$ 150 million (approximately US$ 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers understand would have under the off-take framework agreement (a limitation that Corus disputed). In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than US$ 150 million.
On May 12, 2009, Corus, by a letter from its lawyers, alleged that the off-takers’ termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages for all losses caused by the alleged off-takers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the off-takers and adding to its claims the payment of punitive or exemplary damages.
On December 21, 2010, the arbitration tribunal issued a partial final award where it held that the off-takers had invalidly terminated the off-take agreements. The tribunal also held that the maximum aggregate US$ 150 million liability cap provided in the off-take framework agreement applied to all of Corus’s claims against the off-takers, including tort as well as contract claims. Accordingly, Ternium Procurement’s liability to Corus in connection with this arbitration proceeding, if any, shall be capped at approximately US$ 29.7 million in the aggregate. At the date hereof, all other issues in this arbitration proceeding, including damages and costs awards and off-takers’ counterclaims, are pending determination. As of the date hereof, Ternium believes that Ternium Procurement’s liability in connection with this matter (which in no event may exceed the amount of the cap) cannot be reasonably estimated.
Agreement with Air Liquide Argentina
Ternium’s subsidiary Siderar S.A.I.C. is a party to a long-term contract with Air Liquide Argentina S.A. for the operation and maintenance of a separation facility at San Nicolás for a contracted amount of US$ 173.7 million, which is due to terminate in 2025. Under the terms of the contract, Siderar is required to take or pay certain minimum daily amounts of oxygen, nitrogen and argon, which amounts are consistent with its production requirements in Argentina. As a result of the severe global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. As part of such discussions, certain obligations of the parties under the contract were suspended through December 31, 2010. The negotiations between the parties continue to be underway, but Ternium is confident that Siderar will reach agreement with Air Liquide Argentina reasonably soon and that it will not be subject to any material losses or liabilities in connection with this agreement.
Forward Looking Statements
Some of the statements contained in this document are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.